McLaughlin & Stern, llp

260 Madison Avenue New York, New York 10016
STEVEN W. SCHUSTER Partner	(212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue
Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com		P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

February 22, 2012

United States Securities and Exchange Commission

100 F Street N.E.

One Station Place

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Division of Corporate Finance

	Re:	China YCT International Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 13, 2012
File No. 000-53600

Dear. Mr. Riedler:

In response to your letter dated January 23, 2012, we are hereby filing Amendment No. 1 to the Information Statement and the requested written acknowledgment from the Company.

Comment:

Purpose and Effects of the Corporate Action, page 3

1.                  Please amend your information statement to state whether you have any plans, agreements, understandings, etc. to issue any of the newly authorized shares of your common stock in addition to those shares that you may issues to LY Research Corporation. If you have any such plans please provide all material information necessary to describe them. If you have no such plans, agreements, understandings, etc., you should amend your information statement to so state.

Response:

We have added language on page 4 to state that we have no current plans, agreements or understandings to issue any of the newly authorized shares of our Common Stock to any party in addition to those shares that we may issue to LY Research Corporation in connection with the acquisition of a certain patent.

Thank you for your consideration. Please contact me with any questions

Sincerely, /s/ Steven Schuster Steven Schuster